

October 9, 2009

Charles E. Weller
President and Chief Executive Officer
OBA Financial Services, Inc.
20300 Seneca Meadows Parkway
Germantown, MD 20876

> **Re:** **OBA Financial Services, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 14, 2009**
> **File No. 333-161898**

Dear Mr. Weller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. Please include in your next amendment all graphics, maps and related captions as they will appear in the prospectus.

2.   Please include a "Recent Developments" section in the forepart of the prospectus to update the financial information for any material changes in your financial condition, results of operations and performance, capital and asset quality ratios related to your most recent interim financial statements.

Prospectus Cover Page

3.   Please confirm that you will not use the prospectus before the effective date of the registration statement. In the alternative, you may revise the cover page to include an appropriate "subject to completion" legend. See Item 501(b)(10) of Regulation S-K.

4.   Please revise the second sentence of the second paragraph to clearly explain what is intended to be conveyed and how it relates to the first sentence of the paragraph.

5.   If true, please revise the fourth paragraph to indicate that OBA Bank's statement savings rate is subject to change at any time.

6.   Please include a footnote to the "Offering Summary" table to indicate that the figures shown for estimated selling agent fees and expenses, estimated net proceeds and estimated net proceeds per share assume that all shares are sold in the subscription offering. Also indicate that expenses will be higher and net proceeds and net proceeds per share will be less if shares are sold in community and/or syndicated offerings.

Summary

How We Determined the Offering Range, page 4

7.   Please revise to include, in tabular format, the names and locations of the peer group of companies.

How You May Purchase Shares of Common Stock, page 5

8.   This section is too lengthy and detailed for the prospectus summary. Please revise to substantially shorten and include only the most material information.

Delivery of Stock Certificates, page 7

9.   Please indicate in this section how soon after the offering closes your common stock will begin trading. Also provide a more precise indication as to how soon after the offering closes subscribers can expect to receive their stock certificates.

Explain how a subscriber could sell his or her shares of common stock without having received the stock certificate.

Purchases by Officers and Directors, page 9

10.   Here and elsewhere, please fill in the blanks in the prospectus in your next amendment.

Benefits to Management and Potential Dilution to Stockholders..., page 9

11.   Please revise this section to present the information in summary form and in plain English.

Risk Factors

Risks Related to this Stock Offering

The future price of the shares of common stock may be less..., page 20

12.   We note from elsewhere in the prospectus that the $10.00 per share purchase price was not determined by the appraiser. Rather it was chosen because it is the price most often used in mutual-to-stock financial institution conversions. Please revise this risk factor accordingly.

The implementation of stock benefit plans may dilute..., page 22

13.   Please explain what you mean when you say the stock-based benefit plans may be funded through open market purchases "if permitted." Clearly state that unless you (1) are permitted and (2) actually fund the plans through open market purchasers, shareholders will be diluted. Indicate the likelihood of being permitted to fund the plans through open market purchases. Also indicate your current intentions with respect to the source of funding (i.e., by making open market purchases or by issuing authorized but unissued shares).

We have never issued common stock..., page 24

14.   The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances or guarantees. Please revise this risk factor to eliminate that type of language.

 We may take other actions to meet the minimum required sales..., page 24

15.   Please revise this risk factor to indicate the success fees to be paid to Keefe
        Bruyette & Woods in the subscription and community offerings and the
        management fee to be paid to Keefe Bruyette & Woods in the syndicated offering.

Pro Forma Data, page 34

16.   Please revise your disclosure to include a description of how you determined the
        volatility used for the purposes of reflecting the pro forma fair value of the stock
        options. Similarly, please disclose the interest rate assumed on the ESOP loan to
        determine the related pro forma adjustments.

Critical Accounting Policies, page 41

17.   Please revise to disclose whether you determine a range of loss associated with
        your estimated loan losses as a part of your ALL methodology. If so, please
        disclose the range of loss associated with this estimate using reasonably possible
        alternative assumptions. Further, please disclose how you determine the best
        estimate within this range when recording the related amounts in your financial
        statements. Refer to Release No. 33-8350 "Interpretation: Commission Guidance
        Regarding Management's Discussion and Analysis of Financial Condition and
        Results of Operations."

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Operating Results for the Fiscal Years Ended June 30, 2009 and 2008,
page 53

18.   We note your disclosure that the increase in commercial business loans as a
        percentage of the portfolio contributed to the increased provision for loan losses.
        We also note your disclosure on page 40 that you have achieved this growth
        primarily through the purchase of loans. Please clarify the reasons why the
        increased level of commercial business loans had such a significant impact on the
        ALL and provision for loan losses. Disclose how you account for these purchased
        loans in your ALL methodology. Lastly, given the substantial reserve
        subsequently required for these loans, tell us how you determined that some or all
        of these loans were not in the scope of SOP 03-3 upon purchase.

Allowance for Loan Losses, page 60

19.   Please revise to disclose the following information related to your allowance for
       loan losses:

       a. Given your disclosure of the amount of assets classified as substandard assets
           held at the end of the fiscal periods included in your discussion, please clarify
           your disclosure on page F-21 that no loans were classified as impaired during
           the periods included in your financial statements. Please clarify the major
           types of loans included in this balance.

       b. The disclosure on page 63 indicates that you have recorded significantly
           higher provisions related to the commercial and construction portfolios even
           though the percentage of these loans to the overall portfolio has remained
           relatively consistent. Please disclose the reasons for this increase. Discuss
           any trends occurring and how changes in these trends have impacted the
           allowance. Discuss the collateral related to these loans, if any, and disclose
           the extent to which the value of the collateral has declined during the periods
           presented in your disclosures.

       c. Please provide a more detailed discussion of the changes in the balance of
           your allowance for loan losses. Please discuss the specific events occurring
           during 2009 that caused you to substantially increase the ALL that were not
           present or as significant during any of the prior periods. In this regard, we
           note that generally, the allowance steadily decreased during 2005 to 2008 but
           significantly increased during 2009. Additionally, the level of non-
           performing assets and charge-offs increased during both 2007 and 2008 but no
           similar increase in provision was noted. You experienced worsening credit
           trends during both 2007 and 2008; however you did not record the same level
           of provision expense.

       d. To the extent you have changed the loss factor adjustment(s) related to the
           qualitative factors discussed on page 60, please disclose the impact of these
           changes on the overall level of recorded loan loss allowance. Please generally
           discuss how these factors have changed over time as well as the reasons for
           the changes.

Management of OBA Financial Services, Inc.

Cash Incentives, page 97

20.   We note that your cash bonus plan has not been filed as an exhibit to the
        registration statement. Please file it with your next amendment.

The Conversion; Plan of Distribution

General, page 101

21.   In the sixth paragraph of this section, please indicate that the plan of conversion
        and reorganization has been filed with the Commission as an exhibit to your
        registration statement.

Subscription Offering and Subscription Rights, page 108

22.   We note that your 401(k) plan is a second priority subscription right holder. We
        also note that you intend to register participation interests in your 401(k) plan.
        However, you have not indicated if, and to what extent, your 401(k) plan intends
        to participate in the subscription offering. If your 401(k) plan does not intend to
        participate in the offering, so indicate and provide disclosure in the appropriate
        location regarding the source of the shares of your common stock for the plan.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

23.   We note your disclosure on page 25 that you recognized $1.4 million of other
        than temporary impairment losses in other comprehensive income. Please revise
        your income statement to comply with paragraph 36 of FSP FAS 115-2. In this
        regard, please show separately on the balance sheet the amount of total other than
        temporary impairment and the amount recognized in other comprehensive income
        in addition to the amount of other than temporary impairment recognized through
        the income statement.

Consolidated Statements of Equity and Comprehensive Income (Loss), page F-5

24.   Please revise to separately disclose the amount of other than temporary
        impairment recognized in other comprehensive income from the remaining
        unrealized losses on your available for sale securities. Refer to paragraph 37 of
        FSP FAS 115-2.

Note 5 – Securities, page F-16

25. Please revise to disclose the following information related to your pooled trust preferred securities:

    a. Please tell us when you recorded the other than temporary impairment on these securities. Clarify why the entire impairment occurred during 2009 and not during 2008. Specifically tell us when you noted an increase in defaults and deferrals that exceeded your original expectations and when these securities were downgraded.

    b. We note that you determined default rate assumptions using issuer specific information. Tell us whether your default rates were determined using default rates for specific issuers, or whether you determined one overall default rate for the security. If you determined a default rate for each specific issuer, tell us whether you had different estimates of deferrals and defaults for each issuer.

    c. Clarify why the default rate assumption for performing collateral is substantially lower than the default rate assumptions for non-performing collateral. Include your response whether you considered the decline in overall collateral supporting the securities as well as how the overall deferral and default rates compared to the expected deferral and default rates when the securities were purchased.

    d. Tell us the historical amount and percentage of deferrals and defaults experienced by the trust during each reporting period.

    e. Tell us how you consider interest payment deferrals (e.g. – do you treat deferrals the same as defaults) in your analysis

    f. Tell us the recovery rate used, if any, and how you determined it.

Note 19 – Fair Value Measurement and Fair Value of Financial Instruments, page F-31

26. Please revise to clarify whether you have applied the provisions of SFAS 157 to your non-financial assets. If you have not applied the provisions of SFAS 157 to your non-financial assets, please revise to disclose the major classes of assets (e.g. other real estate owned) for which you have not applied SFAS 157. Refer to paragraph 12 of FSP FAS 157-2.

27. Please revise your disclosures to provide a tabular disclosure of your non-recurring fair value measurements. Please include disclosure of your impaired

loans, other real estate owned and your mortgage servicing assets, as applicable. Refer to paragraph 34 of SFAS 157.

28.   Please provide a description of the valuation methods used to determine the fair value of your mortgage servicing assets and your foreclosed assets for the purposes of determining whether impairment exists.   Refer to paragraph 33 of SFAS 157.

Exhibit 1.2

29.   Please refile the Agency Agreement with your next amendment, marked to indicate that Exhibits A and B thereto have been filed as exhibits to your registration statement.

Exhibit 8.2

30.   Please revise the second opinion to remove the qualification regarding there being no ascertainable value assigned to the subscription rights.

31.   You can limit reliance on the opinion with regard to purpose, but not person. Please revise.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303, or Paul Cline, Staff Accountant, at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: (facsimile only)

Edward A. Quint, Esq.
Luse Gorman Pomerenk & Schick, P.C.